Exhibit 99.1

Zepp Health Corporation Reports Fourth Quarter and Full Year 2023 Unaudited Financial Results

MILPITAS, Calif., March 18, 2024 /PRNewswire/ -- Zepp Health Corporation (“Zepp” or the “Company”) (NYSE: ZEPP) today reported revenues of US$84.5 million (RMB0.6 billion); a basic and diluted net loss per share of US$0.005 (RMB0.03); and a basic and diluted net loss per ADS of US$0.02 (RMB0.14) for the fourth quarter ended December 31, 2023; adjusted basic and diluted net income per share of US$0.002 (RMB0.01); and adjusted basic and diluted net income per ADS of US$0.01 (RMB0.06). Each ADS represents four Class A ordinary shares.

Mr. Wang ‘Wayne’ Huang, Chairman and CEO of Zepp, commented, "In the fourth quarter, we continued to make substantial progress in our strategic transformation, a journey characterized by both achievements and challenges. Our approach to balancing profitability with scale has yielded promising results, achieving a second consecutive quarter of profitability and reaching an all-time high in gross margin. These accomplishments demonstrated the strength of our product capability, along with the success of our branding and go-to-market strategy. As we conclude 2023, these accomplishments not only underscore our resilience and adaptability but also set a solid foundation for sustained growth and innovation in the years ahead."

Wayne continued, “This quarter was also pivotal for us as we expanded and enhanced our product portfolio with significant launches that have notably elevated our market presence. Introducing the Amazfit Active and Amazfit Active Edge series represents a leap forward in our mission to blend sophisticated design with cutting-edge technology. The subsequent launch of our first smart ring, the Amazfit Helio Ring, at CES further underlines our dedication to providing advanced and accessible solutions that enhance well-being. These developments epitomize our commitment to delivering cutting-edge smart wearable healthcare solutions that go beyond meeting basic needs – they aim to inspire and bring joy to our users. Our efforts extend past hardware to include continuous advancements in the software, highlighted by the recent launch of Zepp OS version 3.5. This update integrates Zepp Flow™, a Natural-Language User Interface (LUI) powered by LLM AI, with our operating system, offering seamless natural language communication to provide users with exactly what they want. From setting an alarm, deactivating the 'always on' display feature to providing feedback on last night's sleep quality and analyzing the readiness score from the previous day's activities, and offering recommendations for improvement in the following day, all can be done by interacting with the watch using human natural language and without the need to memorize any predefined commands. These updates are pivotal in enhancing user interaction and underline our commitment to pushing the boundaries of what’s possible in wearable technology.”

Mr. Leon Deng, Zepp's Chief Financial Officer, added, "Our financial performance in the fourth quarter closely aligned with our guidance, with sales revenue coming in at the lower end of our expectations. This was influenced by several external factors, including our strategic focus on profitability over scale and foreign exchange fluctuation. Despite these challenges, we achieved another record high gross margin, supported by the strong performance of our self-branded products and a favourable product mix. Meticulously managing our operating costs, we have maintained our disciplined approach to spending while continuing to invest in R&D and marketing to sustain our long-term competitiveness. In the fourth quarter, the Company recorded US$3.5 million valuation allowance of deferred tax asset, which is non-cash in nature and does not materially affect our operations. Although GAAP net loss was US$1.2 million with the Non-GAAP net profit of US$0.5 million, the adjusted EBIT for the fourth quarter of 2023 was US$4.0 million, while it was a loss of around US$7.4 million in the same period of 2022.

We have managed our working capital efficiently, achieving a record low inventory level and further reducing our debt levels. Our cash balance remains at US$140.5 million, and we will continue to buy back stock under our share repurchase plan. As we reflect on the full year of 2023 and look ahead to 2024, these achievements highlight our commitment to operational excellence and strategic foresight while seizing future opportunities and driving further innovation in the wearable technology sector.”

Fourth Quarter and Full Year 2023 Financial Summary

	For the Three Months Ended		For the Full Year Ended
Number in millions, except for percentages and per- share/ADS amounts	Dec. 31, 2023	Dec. 31, 2022[1]	Dec. 31, 2023	Dec. 31, 2022[1]
Revenue RMB	599.7	1,071.7	2,495.3	4,142.9
Revenue US$	84.5	155.4	351.5	600.7
Gross margin	34.7%	20.7%	26.4%	19.4%
Net loss RMB	(8.3)	(75.7)	(212.6)	(289.0)
Net loss US$	(1.2)	(11.0)	(29.9)	(41.9)
Adjusted EBIT RMB[4]	28.2	(51.3)	(142.9)	(261.1)
Adjusted EBIT US$	4.0	(7.4)	(20.1)	(37.9)
Net loss attributable to Zepp Health Corporation RMB	(8.4)	(75.5)	(212.1)	(288.3)
Adjusted net income/(loss) attributable to Zepp Health Corporation RMB[2]	3.6	(60.3)	(152.4)	(239.2)
Net loss attributable to Zepp Health Corporation US$	(1.2)	(11.0)	(29.9)	(41.8)
Adjusted net income/(loss) attributable to Zepp Health Corporation US$	0.5	(8.7)	(21.5)	(34.7)
Diluted net loss per share RMB	(0.03)	(0.31)	(0.87)	(1.17)
Diluted net loss per ADS US$	(0.02)	(0.18)	(0.49)	(0.68)
Adjusted diluted net income/(loss) per share RMB[3]	0.01	(0.25)	(0.63)	(0.97)
Adjusted diluted net income/(loss) per ADS US$	0.01	(0.14)	(0.35)	(0.56)
Units shipped in millions	2.1	4.5	12.1	20.3

1 The US$ numbers in 2022 are referenced with the prior 6-K disclosures, where translations from RMB to US$ are made at a rate of RMB6.8972 to US$1.00, the effective noon buying rate on December 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Adjusted net income/(loss) attributable to Zepp Health Corporation is a non-GAAP measure, which excludes share-based compensation expenses. The tax effect from the adjustment of the Share-based compensation expenses is nil. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3 Adjusted diluted net income/(loss) is the abbreviation of adjusted net loss attributable to Zepp Health Corporation, which is a non-GAAP measure and excludes share-based compensation expenses attributable to Zepp Health Corporation, and is used as the numerator in computation of adjusted basic and diluted net loss per ADS attributable to Zepp Health Corporation.

4 Adjusted EBIT is a non-GAAP financial measure, which is defined as net loss, excluding (i) share-based compensation expenses, (ii) income tax (benefit)/ expense, (iii) interest income, (iv) interest expense.

Fourth Quarter 2023 Financial Results

Revenues

Revenues for the fourth quarter of 2023 reached US$84.5 million (RMB0.6 billion), a decrease by 44.0% from the fourth quarter of 2022. The decrease was primarily due to the decrease in the sales of Xiaomi wearable products.

Total units shipped in the fourth quarter of 2023 decreased by 53.3% year-over-year to 2.1 million, compared with 4.5 million in the fourth quarter of 2022. The decrease was mainly due to the decrease in the units of Xiaomi wearable products shipped.

Gross Margin

Gross margin in the fourth quarter of 2023 was 34.7%, compared to 20.7% in the same period of 2022. We reached another record-high quarterly gross margin since the third quarter of 2023, supported by the strong performance of our self-branded products and a more favourable product mix.

Research and Development Expenses

Research and development expenses in the fourth quarter of 2023 were US$11.3 million (RMB80.0 million), a decrease by 30.0% year-over-year. This accounted for 13.3% of revenues, compared to 10.7% for the same period in 2022. The decrease was as a result of our refined research and development approaches, as we consistently evaluated resource efficiency to ensure maximum return on investment and productivity. We are committed to investing in new technologies and AI to maintain our competitive edge against our peers.

Selling and Marketing Expenses

Selling and marketing expenses in the fourth quarter of 2023 were US$12.2 million (RMB86.5 million), a decrease by 30.9% year-over-year. This accounted for 14.4% of revenues, compared to 11.7% for the same period in 2022.

The decrease was mainly due to our ongoing efforts to enhance retail profitability and optimize our mix of sales channels. This included detailed enhancements to our retail channels and strategic staff allocations across our sales territories. We are dedicated to making informed investments in marketing and branding to guarantee our continued development.

General and Administrative Expenses

General and administrative expenses were US$5.1 million (RMB36.5 million) in the fourth quarter of 2023, a decrease by 31.6% year-over-year. This accounted for 6.1% of revenues, compared with 5.0% in the same period in 2022. The decrease in absolute value was largely attributable to our personnel optimization efforts and strict administrative expense control.

Operating Expenses

Total operating expenses for the fourth quarter of 2023 were US$28.6 million (RMB203.0 million), a decrease by 30.7% year-over-year. Adjusted operating expenses, which exclude share-based compensation, were US$26.9 million (RMB190.9 million). We plan to continue our focus on cost efficiency in the forthcoming quarters. At the same time, we are dedicated to invest in R&D and marketing efforts, which are essential for maintaining our competitive edge over the long term.

Operating Income/(Loss)

Operating income for the fourth quarter of 2023 was US$0.8 million (RMB5.3 million), compared with operating loss of RMB71.0 million for the same period in 2022. The turnaround in operating profit was largely due to the improved gross margin of our self-branded products and reduced operating expenses.

Net Income/(Loss)

Net loss attributable to Zepp Health Corporation for the fourth quarter of 2023 was US$1.2 million (RMB8.4 million), compared with RMB75.5 million of net loss in the fourth quarter of 2022. The adjusted net income attributable to Zepp Health Corporation, which excludes share-based compensation expenses attributable to Zepp Health Corporation, was US$0.5 million (RMB3.6 million), compared with the adjusted net loss of RMB60.3 million for the same period of 2022. The adjusted EBIT for the fourth quarter of 2023 was US$4.0 million (RMB28.2 million), compared with the adjusted EBIT with a loss amount of RMB51.3 million in the same period of 2022. In the fourth quarter, the Company recorded US$3.5 million (RMB24.7 million) valuation allowance of deferred tax asset, which is non-cash in nature and does not materially affect our operations.

Liquidity and Capital Resources

As of December 31, 2023, the Company had cash and cash equivalents and restricted cash of US$140.5 million (RMB997.3 million), compared with RMB981.0 million as of September 30, 2023 and RMB973.3 million as of December 31, 2022. We generated positive cash flow from our operating activities for the sixth consecutive quarter. We also successfully reduced our total debt, including short-term and long-term bank borrowing balance by US$11.9 million (RMB84.3 million) in the fourth quarter (RMB96.2, RMB34.3 and RMB117.3 from first quarter to third quarter 2023, respectively), and we anticipate further reductions in our debt level in the upcoming quarters.

The Company continued to manage its working capital and inventory efficiently and recorded inventory levels of US$84.9 million (RMB602.7 million) as of December 31, 2023, compared to RMB787.0 million as of September 30, 2023 and RMB1,021.9 million as of December 31, 2022.

Share Repurchase Program Update

The Company announced in its third quarter 2021 earnings release that the board had authorized a share repurchase program of up to US$20 million through November 2022. On November 21, 2022, the board authorized a 12-month extension of the Company’s share repurchase program. On November 20, 2023, the board further authorized the Company to extend its share repurchase program for another 12 months. Pursuant to the extended share repurchase program, the Company may repurchase its shares in the form of American depositary shares and/or ordinary shares through November 2024 with an aggregate value equal to the remaining balance under the share repurchase program. As of December 31, 2023, the Company had used US$12.9 million to repurchase 5,051,736 ADSs. The Company expects to fund the repurchases under the extended share repurchase program out of its existing cash balance.

Full Year 2023

Revenues

Total revenues of 2023 reached US$351.5 million (RMB2.5 billion), a decrease of 39.8% from the full year of 2022. The decrease in total revenues mainly resulted from a 62.0% decline in the sales of Xiaomi wearable products. In 2023, self-branded products accounted for 74.2% of our total revenues, compared with 59.0% in 2022. Sales of our self-brand product decreased by 24.3% as compared with 2022. This was mainly caused by our strategic shift of focusing on profitability over scale.

Total units shipped in the full year of 2023 decreased by 40.4% year-over-year to 12.1 million, compared with 20.3 million in the full year of 2022. This was mainly caused by a 43.6% decrease in the shipment of Xiaomi wearable products.

Gross Margin

Gross margin in the full year 2023 was 26.4%, 7.0 percentage points higher than 19.4% in the full year of 2022. The full year’s higher margin was due to the improved gross margin of our self-branded products and largely driven by a better product mix especially on our new products introductions, partially offset by the decrease in the gross margin of Xiaomi branded products.

Research and Development

Research and development expenses for the full year 2023 were US$51.0 million (RMB361.8 million), a decrease of 30.0% year-over-year. The decrease was as a result of our refined research and development approaches, as we consistently evaluated resource efficiency to ensure maximum return on investment and productivity.

Selling and Development

Selling and marketing expenses for the full year 2023 were US$44.3 million (RMB314.6 million), a decrease of 31.7% year-over-year. This accounted for 12.6% of revenues, compared with 11.1% for the same period in 2022.

The reduction in amount was mainly due to our ongoing efforts to enhance retail profitability and optimize our mix of sales channels. This included detailed enhancements to our retail channels and strategic staff allocations across our sales territories. We are dedicated to making informed investments in marketing and branding to guarantee our continued development.

General and Administrative

General and administrative expenses were US$26.6 million (RMB188.5 million) in the full year 2023, a decrease of 20.1% year-over-year. The decrease was largely attributable to strict administrative expense control.

Operating Expenses

Total operating expenses for the full year 2023 were US$121.8 million (RMB864.9 million), a decrease of 28.7% year-over-year. Adjusted operating expenses, which exclude share-based compensation expenses, were US$113.4 million (RMB805.2 million). We plan to continue our focus on cost efficiency in the upcoming year. At the same time, we are dedicated to invest in R&D and marketing efforts, which are essential for maintaining our competitive edge over the long term.

Net Income/(Loss)

Net loss attributable to Zepp Health Corporation for the full year of 2023 was US$29.9 million (RMB212.1 million), compared with RMB288.3 million in net loss in 2022. The adjusted net loss attributable to Zepp Health Corporation, which excludes share-based compensation expenses attributable to Zepp Health Corporation, was US$21.5 million (RMB152.4 million), compared with the adjusted net loss of RMB239.2 million for the same period of 2022. The narrowed net loss was largely due to the higher gross margin from our self-branded products and reduced operating expenses. The adjusted EBIT for the full year of 2023 was loss of US$20.1 million (RMB142.9 million), compared with loss of RMB261.1 million in 2022. In the full year of 2023, the Company recorded US$4.1 million (RMB29.1 million) valuation allowance of deferred tax asset compared to RMB35.2 million in 2022, which is non-cash in nature and does not materially affect our operations.

Outlook

For the first quarter of 2024, the Company’s management currently expects net revenues to be between US$42 million (RMB300 million) and US$49 million (RMB350 million), compared with RMB645 million in the first quarter of 2023.

This outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market, operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management team will hold a conference call at 7:00 p.m. Eastern Time on Monday, March 18, 2024 (7:00 a.m. Beijing Time on March 19, 2024) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “Zepp Health Corporation”.

Additionally, a live and archived webcast of the conference call will be available at https://ir.zepp.com/investor.

A telephone replay will be available one hour after the call until March 25, 2024 by dialing:

US Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	9817240

About Zepp Health Corporation

Zepp Health Corporation (NYSE: ZEPP) is a global smart wearable and health technology leader, empowering users to live their healthiest lives by optimizing their health, fitness, and wellness journeys through its leading consumer brands, Amazfit, Zepp Clarity and Zepp Aura. Powered by its proprietary Zepp Digital Management Platform, which includes the Zepp OS, AI chips, biometric sensors and data algorithms, Zepp delivers cloud-based 24/7 actionable insights and guidance to help users attain their wellness goals. To date, Zepp has shipped over 200 million units, and its products are available in more than 90 countries and regions. Founded in 2013 as Huami Corp., the Company changed its name to Zepp Health Corporation in February 2021 to emphasize its health focus with a name that resonates across languages and cultures globally. Zepp has team members and offices across North America, Europe, Middle East, Africa and Asia Pacific regions.

Use of Non-GAAP Measures

We use adjusted net income/(loss), a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted operating expenses represent operating expenses excluding share-based compensation expenses. Adjusted operating income/(loss) represents operating income/(loss) excluding share-based compensation expenses. Adjusted EBIT represents net income/(loss) excluding share-based compensation expenses, income tax (benefit)/expense, interest income and interest expense. Adjusted net income/(loss) represents net income/(loss) excluding share-based compensation expenses, and such adjustment has no impact on income tax. Adjusted net income/(loss) attributable to Zepp Health Corporation is a non-GAAP measure, which excludes share-based compensation expenses attributable to Zepp Health Corporation, and is used as the numerator in computation of adjusted net income/(loss) per share and per ADS attributable to Zepp Health Corporation.

We believe that adjusted net income/(loss), adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income/(loss) and net income/(loss) attributable to Zepp Health Corporation. We believe that adjusted net income/(loss), adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income/(loss), adjusted EBIT and adjusted net income/(loss) attributable to Zepp Health Corporation, should not be considered in isolation or construed as an alternative to net income/(loss), basic and diluted net income/(loss) per share and per ADS attributable to Zepp Health Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income/(loss), adjusted EBIT and adjusted net income/(loss) attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China. This announcement contains currency conversions of RMB amounts into US$ solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB 7.0999 to US$1.00, the effective noon buying rate on December 29, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 29, 2023, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company’s self-branded products; the Company’s growth strategies; trends and competition in global wearable technology market; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company’s filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zepp Health Corporation

Grace Yujia Zhang

Email: ir@zepp.com

Piacente Financial Communications

Tel: +86-10-6508-0677

Email: zepp@tpg-ir.com

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2022	2023
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	886,632	949,036	133,669
Restricted cash	86,708	48,282	6,800
Accounts receivable, net	682,103	431,159	60,727
Amounts due from related parties	138,614	61,098	8,605
Inventories, net	1,021,923	602,688	84,887
Short-term investments	34,316	36,586	5,153
Prepaid expenses and other current assets	108,252	119,931	16,891
Total current assets	2,958,548	2,248,780	316,732

Property, plant and equipment, net	100,605	63,397	8,929
Intangible asset, net	123,300	70,061	9,868
Goodwill	66,081	68,023	9,581
Long-term investments	1,686,628	1,693,611	238,540
Deferred tax assets	210,186	230,041	32,401
Amount due from a related party, non-current	6,333	20,954	2,951
Other non-current assets	50,389	68,852	9,698
Operating lease right-of-use assets	65,573	48,412	6,819
Total assets	5,267,643	4,512,131	635,519

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2022	2023
	RMB	RMB	US$
Liabilities
Current liabilities:
Accounts payable	456,585	264,726	37,286
Advance from customers	2,133	1,653	233
Amount due to related parties	40,978	24,671	3,475
Accrued expenses and other current liabilities	197,819	315,592	44,450
Income tax payables	2,715	7,003	986
Notes payable	456,438	475,629	66,991
Short-term bank borrowings	512,000	12,000	1,690
Total current liabilities	1,668,668	1,101,274	155,111
Deferred tax liabilities	35,552	29,601	4,169
Long-term borrowings	684,210	852,133	120,020
Other non-current liabilities	162,602	1,916	270
Non-current operating lease liabilities	31,690	22,697	3,197
Total liabilities	2,582,722	2,007,621	282,767

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2022	2023
	RMB	RMB	US$
Equity
Ordinary shares	162	164	23
Additional paid-in capital	1,690,879	1,750,580	246,564
Treasury stock	(67,163)	(85,217)	(12,003)
Accumulated retained earnings	942,848	730,731	102,921
Accumulated other comprehensive income	105,796	96,318	13,566
Total Zepp Health Corporation shareholders’ equity	2,672,522	2,492,576	351,071
Noncontrolling interests	12,399	11,934	1,681
Total equity	2,684,921	2,504,510	352,752
Total liabilities and equity	5,267,643	4,512,131	635,519

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended December 31,
	2022	2023
	RMB	RMB	US$
Revenues	1,071,731	599,697	84,466
Cost of revenues	(849,885)	(391,381)	(55,125)
Gross profit	221,846	208,316	29,341

Operating expenses:
Selling and marketing	(125,094)	(86,470)	(12,179)
General and administrative	(53,362)	(36,508)	(5,142)
Research and development	(114,341)	(80,002)	(11,268)
Total operating expenses	(292,797)	(202,980)	(28,589)
Operating (loss)/income	(70,951)	5,336	752

Other income and expenses:
Interest income	4,371	5,959	839
Interest expense	(16,110)	(10,392)	(1,464)
Other (expense)/income, net	(514)	839	118
Gain/(loss) from fair value change of long-term investments	14,124	(5,118)	(721)
Impairment loss from long-term investments	(9,054)	(2,263)	(319)
Investment income/(loss)	597	(319)	(45)
Loss before income tax and (loss)/income from equity method investments	(77,537)	(5,958)	(840)
Income tax benefits/(expense)	2,504	(20,049)	(2,824)
Loss before income from equity method investments	(75,033)	(26,007)	(3,664)
Net (loss)/income from equity method investments	(710)	17,683	2,491
Net loss	(75,743)	(8,324)	(1,173)
Less: Net (loss)/income attributable to noncontrolling interest	(195)	107	15
Net loss attributable to Zepp Health Corporation	(75,548)	(8,431)	(1,188)
Net loss per share attributable to Zepp Health Corporation
Basic loss per ordinary share	(0.31)	(0.03)	-
Diluted loss per ordinary share	(0.31)	(0.03)	-

Net loss per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	(1.23)	(0.14)	(0.02)
ADS – diluted	(1.23)	(0.14)	(0.02)

Weighted average number of shares used in computing net loss per share
Ordinary share – basic	244,861,893	241,521,944	241,521,944
Ordinary share – diluted	244,861,893	241,521,944	241,521,944

Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended December 31,
	2022	2023
	RMB	RMB	US$
Total operating expenses	(292,797)	(202,980)	(28,589)
Share-based compensation expenses[2]	15,216	12,039	1,696
Total adjusted operating expenses	(277,581)	(190,941)	(26,893)

Operating (loss)/income	(70,951)	5,336	752
Share-based compensation expenses	15,216	12,039	1,696
Adjusted operating (loss)/income	(55,735)	17,375	2,448

Net loss	(75,743)	(8,324)	(1,173)
Share-based compensation expenses	15,216	12,039	1,696
Income tax (benefits)/expense	(2,504)	20,049	2,824
Interest income	(4,371)	(5,959)	(839)
Interest expense	16,110	10,392	1,464
Adjusted EBIT	(51,292)	28,197	3,972

Net loss attributable to Zepp Health Corporation	(75,548)	(8,431)	(1,188)
Share-based compensation expenses	15,216	12,039	1,696
Adjusted net (loss)/income attributable to Zepp Health Corporation[2]	(60,332)	3,608	508

Adjusted net (loss)/income per share attributable to Zepp Health Corporation
Adjusted basic (loss)/income per ordinary share	(0.25)	0.01	-
Adjusted diluted (loss)/income per ordinary share	(0.25)	0.01	-

Adjusted net (loss)/income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	(0.99)	0.06	0.01
ADS – diluted	(0.99)	0.06	0.01

Weighted average number of shares used in computing adjusted net (loss)/income per share
Ordinary share – basic	244,861,893	241,521,944	241,521,944
Ordinary share – diluted	244,861,893	255,829,677	255,829,677

Share-based compensation expenses included are follows:
Selling and marketing	1,076	901	127
General and administrative	7,309	7,908	1,114
Research and development	6,831	3,230	455
Total	15,216	12,039	1,696

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	Years Ended December 31,
	2022	2023
	RMB	RMB	US$
Revenues	4,142,862	2,495,322	351,459
Cost of revenues	(3,339,746)	(1,837,543)	(258,813)
Gross profit	803,116	657,779	92,646

Operating expenses:
Selling and marketing	(460,304)	(314,563)	(44,305)
General and administrative	(235,932)	(188,508)	(26,551)
Research and development	(517,122)	(361,812)	(50,960)
Total operating expenses	(1,213,358)	(864,883)	(121,816)
Operating loss	(410,242)	(207,104)	(29,170)

Other income and expenses:
Interest income	12,334	21,917	3,087
Interest expense	(57,001)	(47,704)	(6,719)
Other income/(expense), net	43,820	(3,658)	(515)
Gain from fair value change of long-term investments	51,817	1,249	176
Impairment loss from long-term investments	(13,858)	(2,263)	(319)
Investment income	597	777	109
Loss before income tax and income from equity method investments	(372,533)	(236,786)	(33,351)
Income tax benefits	65,875	15,822	2,228
Loss before income from equity method investments	(306,658)	(220,964)	(31,123)
Net income from equity method investments	17,657	8,382	1,181
Net loss	(289,001)	(212,582)	(29,942)
Less: Net loss attributable to noncontrolling interest	(693)	(465)	(65)
Net loss attributable to Zepp Health Corporation	(288,308)	(212,117)	(29,877)
Net loss per share attributable to Zepp Health Corporation
Basic loss per ordinary share	(1.17)	(0.87)	(0.12)
Diluted loss per ordinary share	(1.17)	(0.87)	(0.12)

Net loss per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	(4.68)	(3.49)	(0.49)
ADS – diluted	(4.68)	(3.49)	(0.49)

Weighted average number of shares used in computing net loss per share
Ordinary share – basic	246,283,328	243,135,964	243,135,964
Ordinary share – diluted	246,283,328	243,135,964	243,135,964

Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	Years Ended December 31,
	2022	2023
	RMB	RMB	US$
Total operating expenses	(1,213,358)	(864,883)	(121,816)
Share-based compensation expenses[2]	49,107	59,698	8,408
Total adjusted operating expenses	(1,164,251)	(805,185)	(113,408)

Operating loss	(410,242)	(207,104)	(29,170)
Share-based compensation expenses	49,107	59,698	8,408
Adjusted operating loss	(361,135)	(147,406)	(20,762)

Net loss	(289,001)	(212,582)	(29,942)
Share-based compensation expenses	49,107	59,698	8,408
Income tax benefits	(65,875)	(15,822)	(2,228)
Interest income	(12,334)	(21,917)	(3,087)
Interest expense	57,001	47,704	6,719
Adjusted EBIT	(261,102)	(142,919)	(20,130)

Net loss attributable to Zepp Health Corporation	(288,308)	(212,117)	(29,877)
Share-based compensation expenses	49,107	59,698	8,408
Adjusted net loss attributable to Zepp Health Corporation[2]	(239,201)	(152,419)	(21,469)

Adjusted net loss per share attributable to Zepp Health Corporation
Adjusted basic loss per ordinary share	(0.97)	(0.63)	(0.09)
Adjusted diluted loss per ordinary share	(0.97)	(0.63)	(0.09)

Adjusted net loss per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	(3.88)	(2.51)	(0.35)
ADS – diluted	(3.88)	(2.51)	(0.35)

Weighted average number of shares used in computing adjusted net loss per share
Ordinary share – basic	246,283,328	243,135,964	243,135,964
Ordinary share – diluted	246,283,328	243,135,964	243,135,964

Share-based compensation expenses included are follows:
Selling and marketing	4,169	4,175	588
General and administrative	21,353	29,636	4,174
Research and development	23,585	25,887	3,646
Total	49,107	59,698	8,408